Exhibit 99.1

eHi Issues Statement Regarding the Agreed-Upon Transaction with the Teamsport Consortium

Shanghai, China, April 16, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today issued the following statement regarding previously announced definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Teamsport consortium, which includes eHi’s Chairman and CEO Ray Ruiping Zhang, certain affiliates of MBK Partners Fund IV, L.P., certain affiliates of Baring Private Equity Asia Limited, Redstone Capital Management (Cayman) Limited, The Crawford Group, Inc. and Dongfeng Asset Management Co. Ltd.

The Board of Directors of the Company duly considered and determined that the entry into the Merger Agreement was in the best interests of the Company and its shareholders. The determination of the Board was made after receiving the unanimous recommendation of the Special Committee, which is composed solely of independent and unaffiliated directors and worked closely with its independent financial and legal advisors to determine whether such transaction was in the best interests of the Company and its unaffiliated shareholders. In making these determinations, the Board and the Special Committee also considered the preliminary, non-binding proposal for an alternative transaction made by Ocean Link Partners Limited on April 2, 2018 and the alternative of remaining a standalone public company.

The cash consideration of US$13.50 per American depositary share that will be paid to the unaffiliated shareholders by the Teamsport consortium represents a 15.4% premium over the closing price of US$11.70 per ADS on November 24, 2017, the last trading day prior to the Company’s announcement on November 27, 2017 that it had received a non-binding “going private” proposal. It also represents a premium of 20.8% and 22.8%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price to November 24, 2017.

In recommending the Teamsport transaction, the Special Committee determined that it was the superior and only actionable offer that met the Special Committee’s requirements, including having a fair price, committed financing, completed due diligence and fully negotiated transaction documents.

Duff & Phelps LLC is serving as the financial advisor to the Special Committee, Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee and Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Additional information on eHi’s definitive agreement with the Teamsport consortium can be found in the Company’s April 6 press release, which is available on the Company’s website. The Company and certain other participants in the transaction will prepare and file with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which will include a proxy statement from the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the transaction, the Company and the other participants in the transaction.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions; the possibility that various closing conditions to the transaction may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the transaction. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com